March 6, 2015

Michelle Roberts

Senior Counsel

Office of Disclosure Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northern Lights Fund Trust III, File No. 811-22655.

Dear Ms. Roberts:

On January 26, 2015, Northern Lights Fund Trust III (the "Registrant"), on behalf of the Tactical Core US II Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 154 to its registration statement under the Investment Company Act of 1940 on Form N-1A. On February 20, 2015, you provided oral comments with respect to the Fund. Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf. The Registrant does not anticipate offering any additional shares of the Fund and has only issued shares under an exemption from registration under the Securities Act of 1993. The Registrant undertakes to make any revisions described below at the time of its next post-effective amendment under the Investment Company Act of 1940.

PROSPECTUS

Comment 1. Because the Fund includes "Turnover Risk" as a principal investment risk, please include under the description of the Fund's principal investment strategies a statement that clarifies the nature of frequent trading such as one that communicates that the adviser may engage in frequent buying and selling of portfolio securities when seeking to achieve the Fund's investment objective.

Response. The Registrant undertakes to include under the description of the Fund's principal investment strategies a statement that clarifies that the adviser may engage in frequent buying and selling of portfolio securities when seeking to achieve the Fund's investment objective.

Comment 2. When describing the professional experience of the Fund's portfolio managers, please identify the month and year of service in prior positions.

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Response. The Registrant undertakes to amend disclosures to describe the professional experience of the Fund's portfolio managers including identifying the month and year of service in prior positions.

The Registrant has authorized us to convey to you that the Registrant acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;
2.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or JoAnn M. Strasser at (614) 469-3265.

Sincerely,

/s/ Thompson Hine LLP

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